Exhibit 99.1

Canaan Inc. Provides August 2026 Bitcoin Production and Mining Operation Updates

Sold all ETH holdings and 54 BTC near short-term highs and repurchased 13.6 million ADSs

Equipment installation set to begin at Canadian compute heat recovery project

SINGAPORE, Sept. 14, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in compute and energy infrastructure, today released its unaudited bitcoin mining update for the month ending August 31, 2026.

Management Commentary

“August was a month of steady execution and active capital allocation for the Company,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “We mined 44 BTC during the month and maintained our non-JV installed hashrate at 10.05 EH/s, supported by the competitive all-in power cost. Our joint venture installed hashrate continued to advance, reaching 4.92 EH/s at month-end.”

Zhang continued, “In late August, we began converting a portion of our digital asset treasury into shareholder value. We sold our entire Ethereum position of 3,952 ETH along with 54 BTC at average prices of approximately US$2,400 per ETH and US$79,000 per BTC, respectively, reflecting the relatively favorable market conditions at the time and generating approximately US$13.9 million in cash. We used a portion of the proceeds to repurchase approximately 13.6 million American Depositary Shares (“ADSs”), bringing total repurchased ADSs to approximately 16.4 million since the beginning of the year. At month-end, we hold 1,868 BTC and remain committed to a strategic digital asset treasury. Our ability to produce bitcoin at a competitive cost provides a source of capital generated through our own operations, giving us flexibility in allocating capital toward long-term per-share value.”

“We continue to build toward a more integrated computing and energy platform. At our compute heat recovery greenhouse project in Canada, the computing equipment has arrived on site, with installation now underway ahead of the winter heating season. Through disciplined capital allocation and continued execution of our energy efficiency initiatives, we remain focused on building a more resilient platform and creating sustainable value for our shareholders.”

August 2026 Bitcoin Mining Updates (unaudited)

Key Metrics	Results (Rounded Numbers)
Bitcoins Mined During the Month	44 BTC
Month-End Bitcoins and ETH Owned by Canaan Inc. on Balance Sheet[1]	1,868 BTC 0 ETH
Month-End Installed Hashrate (EH/s)	Non-JV: 10.05 EH/s JV5: 4.92 EH/s
Month-End Operating Hashrate (EH/s)[2]	Non-JV: 10.05 EH/s JV5: 4.11 EH/s
Month-End Average Revenue Split[3]	60.6% (excluding JV ownership)
Average All-in Power Cost During the Month[4]	US$0.043/kWh

August 2026 Bitcoin Mining Infrastructure Updates (unaudited)

	North America	Non-North America	Global
Month-End Average Miner Efficiency	Non-JV: 17.9 J/TH JV5: 24.7 J/TH	29.3 J/TH	Non-JV: 23.7 J/TH JV5: 24.7 J/TH
Month-End Installed Power Capacity	Non-JV: 88.7 MW JV5: 120 MW	157.5 MW	Non-JV: 246.2 MW JV5: 120 MW

Notes:

1.	Defined as the total number of bitcoins and ETH owned by the Company on its balance sheet, including any bitcoins and ETH receivable, and excluding bitcoins and ETH received as customer deposits.

2.	Defined as the operating hashrate that could theoretically be generated by all energized mining machines as of month-end, including machines that may be temporarily offline, and applies only to non-JV operations.

3.	Defined as the weighted average percentage that Canaan would receive from the total revenues generated according to the applicable joint mining arrangements if 100% of the mining machines consisting of Installed Computing Power (as defined below) were energized.

4.	Defined as the weighted average cost of power if 100% of the mining machines consisting of Installed Computing Power were energized.

5.	“JV” represents the Company’s 49% stake in the Alborz, Bear, and Chief Mountain facilities in West Texas. JV metrics are shown separately and are not included in bitcoin production or average all-in power cost calculations.

Current Mining Projects (As of August 31, 2026):

Regions in alphabetical order (A to Z)	Active Mining Projects Count	Operating Computing Power[6]	Installed Computing Power[7]	Expected Computing Power[8]	Estimated Total Computing Power[9]
Global	13	14.15 EH/s	14.96 EH/s	0.27 EH/s	15.23 EH/s
America	4	4.90 EH/s	4.90 EH/s	0.00 EH/s	4.90 EH/s
JV-WindHQ	3	4.11 EH/s	4.92 EH/s	0.00 EH/s	4.92 EH/s
Canada	2	0.06 EH/s	0.06 EH/s	0.27 EH/s	0.33 EH/s
Ethiopia[10]	2	4.96 EH/s	4.96 EH/s	0.00 EH/s	4.96 EH/s
Middle East	1	0.04 EH/s	0.04 EH/s	0.00 EH/s	0.04 EH/s
Malaysia	1	0.08 EH/s	0.08 EH/s	0.00 EH/s	0.08 EH/s

Notes:

6.	Defined as the amount of computing power that could theoretically be generated if all mining machines that have been energized were currently in operation, including mining machines that may be temporarily offline, and applies only to non-JV operations.

7.	Defined as the sum of Operating Computing Power and computing power that has been installed but not yet in operation, if any.

8.	Defined as the amount of computing power that has been delivered to the country where each mining project is located, but not yet installed.

9.	Defined as the sum of Installed Computing Power and Expected Computing Power.

10.	Canaan has paused its mining operations in Ethiopia, but its hashrate remains part of the Company’s installed hashrate.

Recent Corporate Updates:

Authorized Share Repurchase Using Portion of Digital Asset Treasury

On August 4, 2026, the Company announced that it authorized its management to monetize a portion of its digital asset treasury to fund repurchases of its ADSs. The repurchases will be executed under the Company’s existing share repurchase program authorized by its board of directors on December 12, 2025. Management believes the current market value does not fully reflect the Company's underlying assets and performance. The decision to allocate a portion of digital asset treasury toward ADS repurchases reflects management’s confidence in the Company’s strategy and represents a disciplined approach to capital allocation, focused on enhancing long-term shareholder value.

As of September 14, 2026, the Company had monetized 3,952 ETH and 54 BTC for US$13.9 million in cash and deployed US$5.4 million to repurchase 13.6 million ADSs in late August.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

###

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com

Media Contact

BlocksBridge Consulting
Jesse Colzani
Email: canaan@blocksbridge.com